









Peter Byrnes

Founder / CEO

Brooklyn, New York

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Fundraise Up

Penn State University

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500+ connections

I'm an entrepreneur who's passionate about people, communication and good tech. I've run Lúgh Studio that I founded 20 years ago and our focus has been on communicating our clients messages effectively and visually. With Fundraise Up I am fortunate to get to work with amazing tech talent to ...

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Articles

1,468 followers

2nd
Peter Byrnes
epreneur, Creative Director
tudio, Inc. • Penn State University
rooklyn, New York • 500+

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Peter Byrnes
Published on LinkedIn

If you're like me, when looking at a profile and it shows the person is a second level connection, you want to see who it is you have in common. After all, shared connections not only gives context but it also can serve to be an important point to bring up in an introduction. But LinkedIn feels it is no longer important to show us who the connections are, just that one or perhaps 10 exist. Who knows who they are? LinkedIn knows—but you won't. Nc ...see more

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Experience

Fundraise Up

Co-Founder

Fundraise Up

Jun 2017 – Present · 1 yr 4 mos

Greater New York City Area

Fundraise Up empowers non-profits to raise donations by supplying them with a powerful AI-powered donor-centric widget that removes friction from the donation process.

It significantly decreases the donation abandon rate which is extremely high currently in the nonprofit sector. More donor conversions mean more revenue for nonprofits to do good work in the world.

Lúg

President

h Studio, Inc.

Lúgh Studio, Inc.
1997 – Present · 21 yrs
We specialize in making your brand visual from branding, logos, websites, powerpoint presentations, and all print collateral.

Our Values:... See more

Campus On Fire

Co-Founder & Creative Director
Campus On Fire
2016 – Present · 2 yrs
Brooklyn
I am co-founder and creative director for Campus On Fire. We build custom peer-to-peer marketplaces. We do it well and we do it fast. We are able to go to market approximately 75% faster than a traditional custom build without compromising quality by leveraging vetted, shared components and libraries. This allows us to cut development time and cost ... See more

Boomerang.life

Co-Founder
Boomerang.life
Apr 2015 – Present · 3 yrs 6 mos
Brooklyn
Boomerang.life is a pay-it-forward platform. It is a peer-to-peer platform that allows people to help one another by posting anything the need or want or have to offer.

There is no money exchanged between individuals. Businesses can participate as c... See more

TrackTOC

Co-Founder
TrackTOC
Jan 2014 – Present · 4 yrs 9 mos
Brooklyn
We aggregate the Table of Contents and abstracts of peer-reviewed medial journals so that Healthcare Practitioners can quickly and easily keep up with the latest research. We facilitate discovery.
... See more

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Education

Penn State University

Penn State University
Bachelor's Degree, International Relations and Foreign Service
1981 – 1986
Activities and Societies: • President of Special Programs of International Affairs, Student Government, USG • University President's Advisory Board, student representative

HB Studios

HB Studios
Acting
1988 – 1993

Bergska Skolan

Bergska Skolan
HS2/N2, Humanities & Science
1981 – 1982

Var utbytesstudent under året i Finspång.

Volunteer Experience

Hetrik-Martin Institute

Taught acting on film
Hetrik-Martin Institute

Institute

Skills & Endorsements

Graphic Design · 99+

 Endorsed by **James Heaton and 4 others who are highly skilled at this**

Endorsed by **7 of Peter's colleagues at Lúgh Studio, Inc.**

Digital Media · 85

 Endorsed by **Elizabeth Airhart and 1 other who is highly skilled at this**

Endorsed by **5 of Peter's colleagues at Lúgh Studio, Inc.**

InDesign · 82

Timothy Holmgren and 81 connections have given endorsements for this skill

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